

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 4, 2021

G. Mike Mikan
Chief Executive Officer
Bright Health Group Inc.
8000 Norman Center Drive
Suite 1200
Minneapolis, MN 55437

> **Re: Bright Health Group Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted on April 22, 2021**
> **CIK No. 0001671284**

Dear Mr. Mikan:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

DRS/A submitted April 22. 2021

Bright Health's Businesses, page 5

1. Refer to your response to comment 3. Please revise the new language here and on page 98 to note that the federal government and other governmental agencies were the source of 86% of your premium revenue rather than "most" of your premium revenue.

Notes to Consolidated Financial Statements
Note 18. Subsequent Events, page F-39

2. Before you request effectiveness of your registration statement, please revise your document to include your preliminary estimate of the assets acquired and liabilities assumed of Central Health Plan of California, Inc. and relevant other disclosures, including pro forma information, required by ASC 805-10-50-2. Otherwise, provide additional information to allow investors to evaluate the financial effect of the business combination and describe the individual disclosures that could not be made and the reason therefor as stipulated in ASC 805-10-50-1b and 50-4.

3. You disclose the issuance of $40.0 million in Series E preferred stock in each of your acquisitions of Zipnosis, Inc. (Zipnosis) and Central Health Plan of California, Inc. (CHP). On page II-3, you disclose that you issued 1,424,801 shares of Series E preferred stock in the Zipnosis acquisition and 2,062,194 shares in the CHP transaction. As these transactions closed one day apart, please explain to us the significant difference between the apparent $28.07 per share value in the Zipnosis transaction and the apparent $19.40 per share value in the CHP transaction. In addition, please explain to us the underlying progression in value from the $20.4177 per share Series E preferred stock issuance price in October 2020 to these apparent per share values.

You may contact Mark Brunhofer at (202) 551-3638 or Sharon Blume at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or J. Nolan McWilliams at (202) 551-3217 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance